Special Meeting of Shareholders (Unaudited)

A special meeting of the shareholders of the Excelsior
Small Cap Fund was held on November 17, 2005. At the meeting shareholders voted and approved the following proposals:

Proposal 1:  To approve an amendment to the Investment
Advisory Agreement to increase the Advisory Fee payable by the Fund.


		# of Shares   	% of Outstanding Shares
Affirmative	18,091,185.598		59.300%
Against		977,482.820		3.204%
Abstain		170,690.817		0.559%
Total		19,239,359.235		63.063%

		% of Shares Voted
Affirmative		94.032%
Against		5.081%
Abstain		0.887%
Total			100.00%

Proposal 2: To approve a change in the investment objective of the Fund.

		# of Shares   	% of Outstanding Shares
Affirmative	18,465,354.384		60.526%
Against		582,211.624		1.909%
Abstain		191,793.227		0.628%
Total		19,239,359.235		63.063%

		% of Shares Voted
Affirmative		95.977%
Against		3.026%
Abstain		0.997%
Total			100.00%